EXHIBIT 99.2

Mynaric Publishes Outlook Including Revenue Guidance for Full-Year 202

MUNICH, June 20, 2024 – Mynaric AG (NASDAQ: MYNA; ISIN: US62857X1019) (FRA: M0YN; ISIN: DE000A31C305) (the “Company”) provides today its outlook for the fiscal year 2024, which for the first time includes quantitative guidance for its key performance indicators revenue and operating loss.

Based on the Company’s production ramp results to date in fiscal year 2024 as well as the current projected production plans and available liquidity projections for fiscal year 2024, the management board of the Company decided today on the following outlook for fiscal year 2024:

Revenue	€50 million – €70 million

Operating loss	-€40 million – -€30 million

Cash-in from customer contracts(1)	€65 million – €100 million

Optical communications terminal backlog(2)	800 – 1,000 units

For the fiscal year 2024, our revenue outlook is driven by shipments of CONDOR Mk3 units to multiple customers. This outlook assumes we are able to ramp to our current production plans. This outlook remains at the lower end of the most recent published analyst estimates for 2024 (for which the arithmetic average is approximately €65 million).

We expect our operating loss for the fiscal year 2024 to decrease significantly from last year’s level due to higher revenue levels. This outlook remains in-line with the most recent published analyst estimates for 2024 (for which the arithmetic average is approximately -€36 million).

For the fiscal year 2024, our cash-in from customer contracts outlook reflects both cash-in from terminal shipments as well as customer pre-payments for new business wins.

For the fiscal year 2024, our optical communications terminal shipments backlog outlook reflects expected new wins in the government and commercial sectors more than offsetting our projected shipments for 2024.

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(1) Cash-in from customer contracts includes payments from customers under purchase orders and other signed agreements, including accrued payment milestones under customer programs.

(2) Optical communications terminal backlog represents the quantity of all open optical communications terminal deliverables in the context of signed customer programs at the end of a reporting period.

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Further explanations about how Mynaric uses these key performance indicators can be found in Mynaric’s annual report on Form 20-F for 2023, which is available on Mynaric’s website.

About Mynaric

Mynaric (NASDAQ: MYNA)(FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.

Forward-Looking Statement

This release includes forward-looking statements. All statements other than statements of historical or current facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, assumptions, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. Forward looking statements are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” “will,” “would” and/or the negative of these terms or other similar expressions that are intended to identify forward-looking statements.

The forward-looking statements included in this release are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties and assumptions that are difficult to predict or are beyond our control, and actual results may differ materially from those expected or implied as forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of any geopolitical tensions or the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, our history of significant losses and the execution of our business strategy, (iii) risks related to our ability to successfully manufacture and deploy our products and risks related to serial production of our products, (iv) risks related to our sales cycle which can be long and complicated, (v) risks related to our limited experience with order processing, our dependency on third-party suppliers and external procurement risks, (vi) risks related to defects or performance problems in our products, (vii) effects of competition and the development of the market for laser communication technology in general, (viii) risks related to our ability to manage future growth effectively and to obtain sufficient financing for the operations and ongoing growth of our business, (ix) risks relating to the uncertainty of the projected financial information, (x) risks related to our ability to adequately protect our intellectual property and proprietary rights and (xi) changes in regulatory requirements, governmental incentives and market developments. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless required under applicable law, neither we nor any other person undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release or otherwise. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may materially differ from what we expect.

This release may include certain financial measures not presented in accordance with IFRS. Such financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that our presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently.

End of Inside Information

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